Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following communication was sent to Alliance Data and/or Epsilon associates:

The New Epsilon

As you all know, this week we introduced the world to the new Epsilon. Our brand now reflects our company's evolution into an all-encompassing, global marketing business. As our CEO Bryan Kennedy told Media Post, "The rebranding is intended to reflect the company's efforts to put together the deepest and richest end-to-end solution set in the market to manage the complexities of data, technology, strategy and creative in order to drive business success for our clients." Read more from Bryan and Epsilon's President Andy Frawley here.

Rebranding Effort Underway For Alliance Data's Epsilon
by Steve McClellan, published on October 22, 2014 by Media Post

Epsilon, part of Dallas-based Alliance Data has begun a major rebranding designed to reflect the company's evolution to a full-service global marketing operation, the company said Wednesday.

The company has made several big acquisitions in recent years including last month's agreement to acquire Conversant (formerly known as ValueClick) for $2.3 billion. Earlier the firm bought Hyper Marketing for $460 million, which brought marketing services firms such as Ryan Partnership, SolutionSet, CatapultRPM and Getmembers.com into the Epsilon fold.

Epsilon President Andy Frawley said all of the company's firms would be re-branded with the Epsilon nameplate over time. Ryan Partnership, for example, will be renamed Epsilon Ryan. The exact timing isn't tied down, but the full rebranding effort may take a couple of years to complete, Frawley said.

Frawley said that when the firm started to consider its branding strategy going forward, "everything was open," including a possible name change from Epsilon to something else. But ultimately the firm decided to stick with the Epsilon named given its recognition as a leader in the marketplace particularly in the data and analytics sectors but also increasingly in the broader marketing services arena.

The company is being positioned as an "end-to-end" marketing solution, said Frawley. In addition to data and analytics Epsilon offers a wide array of digital agency services, CRM, shopper marketing and other capabilities. "This consolidation of capabilities provides the reimagined Epsilon brand with added strengths that allow us to define an entirely new space and become an all-encompassing marketing partner for global brands," Frawley added.

Bryan Kennedy, chief executive officer of Epsilon, added that the rebranding is intended to reflect the company's efforts to "put together the deepest and richest end-to-end solution set in the market to manage the complexities of data, technology, strategy and creative in order to drive business success for our clients. With this launch, we are now unifying all these assets behind a clear, clean revitalized brand."

The company still has an appetite for acquisitions, said Frawley, but will take some to complete and fully integrate Conversant, "which brings us scale in digital media," before making another big purchase.

Last week, Alliance Data reported quarterly results and noted that Epsilon revenue for the first nine months of the year was up 8% to nearly $1.1 billion.

Conversant Acquisition

On September 11, 2014, the Company entered into an Agreement and Plan of Merger with Conversant, Inc. and Amber Sub LLC, a direct wholly-owned subsidiary of Alliance Data Systems Corporation.  The agreement provides for the merger of Conversant with and into Amber Sub LLC, with Amber Sub LLC continuing as the surviving company and a direct wholly-owned subsidiary of the Company. The parties currently expect to close the transaction by year end.  However, completion of the transaction is subject to customary conditions, including approval by Conversant stockholders, listing on the New York Stock Exchange of the shares of Alliance Data common stock to be issued in the transaction, effectiveness of Alliance Data's registration statement on Form S-4 and receipt of required regulatory approvals.

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation.

In connection with the proposed merger, on October 2, 2014, Alliance Data filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File No. 333-199128) containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders can obtain copies of the registration statement and proxy statement/prospectus and other documents filed with the SEC by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements

Certain information set forth in this communication, including financial estimates and projections and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements.

Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and are subject to significant risks and uncertainties outside of our control.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger.  Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.